UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

ENTELLUS MEDICAL, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

29363K 105

(CUSIP Number)

Denise Marks SVLSF IV, LLC One Boston Place, Suite 3900 201 Washington Street Boston, MA 02108 (617) 367-8100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 29363K 105

1.	Name of Reporting Person: SVLSF IV, LLC
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 0%
14.	Type of Reporting Person: OO

CUSIP No.: 29363K 105

1.	Name of Reporting Person: SV Life Sciences Fund IV (GP), L.P.
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 0%
14.	Type of Reporting Person: PN

CUSIP No.: 29363K 105

1.	Name of Reporting Person: SV Life Sciences Fund IV, L.P.
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 0%
14.	Type of Reporting Person: PN

CUSIP No.: 29363K 105

1.	Name of reporting person: SV Life Sciences Fund IV Strategic Partners, L.P.
2.	Check the appropriate box if a member of group (see instructions): (a) ☐ (b) ☐
3.	SEC use only:
4.	Source of funds: OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power: 0
	8.	Shared voting power: 0
	9.	Sole dispositive power: 0
	10.	Shared dispositive power: 0
11.	Aggregate amount beneficially owned by each reporting person: 0
12.	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13.	Percent of class represented by amount in Row (11): 0%
14.	Type of reporting person: PN

CUSIP No.: 29363K 105

1.	Name of Reporting Person: ILSF III, LLC
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 0%
14.	Type of Reporting Person: OO

CUSIP No.: 29363K 105

1.	Name of Reporting Person: International Life Sciences Fund III (GP), L.P.
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 0%
14.	Type of Reporting Person: PN

CUSIP No.: 29363K 105

1.	Name of Reporting Person: International Life Sciences Fund III (LP1), L.P.
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 0%
14.	Type of Reporting Person: PN

CUSIP No.: 29363K 105

1.	Name of reporting person: International Life Sciences Fund III Co-Investment, L.P.
2.	Check the appropriate box if a member of group (see instructions): (a) ☐ (b) ☐
3.	SEC use only:
4.	Source of funds: OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power: 0
	8.	Shared voting power: 0
	9.	Sole dispositive power: 0
	10.	Shared dispositive power: 0
11.	Aggregate amount beneficially owned by each reporting person: 0
12.	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13.	Percent of class represented by amount in Row (11): 0%
14.	Type of reporting person: PN

CUSIP No.: 29363K 105

1.	Name of reporting person: International Life Sciences Fund III Strategic Partners, L.P.
2.	Check the appropriate box if a member of group (see instructions): (a) ☐ (b) ☐
3.	SEC use only:
4.	Source of funds: OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power: 0
	8.	Shared voting power: 0
	9.	Sole dispositive power: 0
	10.	Shared dispositive power: 0
11.	Aggregate amount beneficially owned by each reporting person: 0
12.	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13.	Percent of class represented by amount in Row (11): 0%
14.	Type of reporting person: PN

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on February 13, 2015 and amended by Amendment No. 1 filed with the Commission on January 31, 2017 and Amendment No. 2 filed with the Commission on December 11, 2017 (as amended, the “Original Schedule”), to report the completion of the Merger described in Item 4 below. Except as specifically amended by this Amendment No. 3, each Item of the Original Schedule remains unchanged. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule.

Item 1.	Security and Issuer

This Amendment No. 3 relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Entellus Medical, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at 3600 Holly Lane North, Suite 40, Plymouth, Minnesota 55447.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule is hereby amended to add the following:

On February 26, 2018, the Agreement and Plan of Merger (the “Merger Agreement”) by and among the Issuer, Stryker Corporation, a Michigan corporation (“Stryker”), and Explorer Merger Sub Corp., a Delaware corporation and wholly owned subsidiary of Stryker (“Merger Sub”) was approved, and on February 28, 2018 the Merger Sub merged with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation and a wholly owned subsidiary of Stryker. Pursuant to the terms of the Merger Agreement, and as a result of the Merger, each share of common stock of the Issuer issued and outstanding (other than shares held by the Issuer, Stryker, any subsidiary of Stryker or a stockholder who properly exercises and perfects appraisal of his, her or its shares under Delaware law) were converted into the right to receive $24.00 in cash, without interest (the “Merger Consideration”). Upon effectiveness of the Merger the Voting Agreement terminated by its terms.

The foregoing description of the Merger does not purport to be complete and is qualified in its entirety by reference to the form 8-K filed by the Issuer on February 26, 2018, disclosing the foregoing.

Item 5.	Interest in Securities of the Issuer -

Item 5 of the Original Schedule is hereby amended and restated in its entirety as set forth below.

a. Each of the Reporting Persons beneficially owns 0 shares of Common Stock, constituting 0% of Common Stock outstanding.

b. None of the Reporting Persons have any voting or dispositive power with respect to any shares of Common Stock.

c. Item 4 of the Original Schedule (as amended hereby) is incorporated herein by reference.

d. Not applicable.

e. The Reporting Persons ceased to be the beneficial owner of more than five percent of Common Stock on February 28, 2018.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2018	SVLSF IV, LLC By: /s/ Denise Marks, Member Signature of Reporting Person

Dated: March 2, 2018	ILSF III, LLC; By: /s/ Denise Marks, Member Signature of Reporting Person

Dated: March 2, 2018	International Life Sciences Fund III (GP), L.P.; By: ILSF III, LLC, its General Partner; By: /s/ Denise Marks, Member Signature of Reporting Person

Dated: March 2, 2018

International Life Sciences Fund III (LP1), L.P.; By: International Life Sciences Fund III (GP), L.P., its General Partner; By: ILSF III, LLC, its General Partner;

By: /s/ Denise Marks, Member

Signature of Reporting Person

Dated: March 2, 2018

International Life Sciences Fund III Co-Investment, L.P.; By: International Life Sciences Fund III (GP), L.P., its General Partner; By: ILSF III, LLC, its General Partner;

By: /s/ Denise Marks, Member

Signature of Reporting Person

Dated: March 2, 2018

International Life Sciences Fund III Strategic Partners, L.P.; By: International Life Sciences Fund III (GP), L.P., its General Partner; By: ILSF III, LLC, its General Partner;

By: /s/ Denise Marks, Member

Signature of Reporting Person

Dated: March 2, 2018	SV Life Sciences Fund IV (GP), L.P.; By: SVLSF IV LLC, its General Partner; By: /s/ Denise Marks, Member Signature of Reporting Person

Dated: March 2, 2018

SV Life Sciences Fund IV Strategic Partners, L.P.; By: SV Life Sciences Fund IV (GP), L.P., its General Partner; By: SVLSF IV, LLC, its General Partner; By: /s/ Denise Marks, Member

Signature of Reporting Person

Dated: March 2, 2018	SV Life Sciences Fund IV, L.P.; By: SV Life Sciences Fund IV (GP), L.P., its General Partner; By: SVLSF IV, LLC, its General Partner; By: /s/ Denise Marks, Member Signature of Reporting Person

Signature Page to Schedule 13D/A

Schedule A

Information regarding the members of the investment committees of SVLSF IV, LLC and ILSF III, LLC.

SVLSF IV, LLC

Name, Title	Address	Principal Occupation	Citizenship

James Garvey	c/o SV Health Investors, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	Chairman Emeritus; International life sciences venture capital investments	USA

Kate Bingham	c/o SV Health Investors, 71 Kingsway, London WC2B 6ST United Kingdom	Managing Partner; International life sciences venture capital investments	United Kingdom

Eugene D. Hill, III	c/o SV Health Investors, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	Managing Partner; International life sciences venture capital investments	USA

Michael Ross	c/o SV Health Investors, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	Managing Partner; International life sciences venture capital investments	USA

ILSF III, LLC

Name, Title	Address	Principal Occupation	Citizenship
James Garvey	c/o SV Health Investors, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	Chairman Emeritus; International life sciences venture capital investments	USA

Kate Bingham	c/o SV Health Investors, 71 Kingsway, London WC2B 6ST United Kingdom	Managing Partner; International life sciences venture capital investments	United Kingdom

Eugene D. Hill, III	c/o SV Health Investors, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	Managing Partner; International life sciences venture capital investments	USA

Michael Ross	c/o SV Health Investors, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	Managing Partner; International life sciences venture capital investments	USA